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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No._)*
IPC The Hospitalist Company, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
44984A105

(CUSIP Number)
12/31/08

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

CUSIP No.	44984A105

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Scale Management, LLC 20-5773473

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,561,009*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,561,009*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,561,009*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Shares are held of record by Bank of America Ventures (BAV) and BankAmerica Investment Corporation (BAIC). Bank America Corporation (BAC) is the parent of BAV and BAIC. Under the terms of an investment management agreement between Scale Management, LLC (Scale), BAC and BAV, Scale manages the investments of the shares of the issuer held of record by BAV and BAIC and, therefore, may be deemed to have beneficial ownership of such shares. Scale disclaims beneficial ownership of such shares. Includes 9,792 shares one of the managing members of Scale has the right to acquire within 60 days of 12/31/08 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported options for the benefit of BAV. BAV is entitled to the shares issued upon exercise of the option. The managing member disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Page 2 of 10 pages

CUSIP No.	44984A105

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Louis C. Bock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	US

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,561,009*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,561,009*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,561,009*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Shares are held of record by Bank of America Ventures (BAV) and BankAmerica Investment Corporation (BAIC). Bank America Corporation (BAC) is the parent of BAV and BAIC. Under the terms of an investment management agreement between Scale Management, LLC (Scale), BAC and BAV, Scale manages the investments of the shares of the issuer held of record by BAV and BAIC and, therefore, may be deemed to have beneficial ownership of such shares. Scale disclaims beneficial ownership of such shares. The Reporting Person is a Managing Member of Scale and disclaims beneficial ownership of all shares reported herein except to the extent of his proportionate pecuniary interest therein. Includes 9,792 shares one of the managing members of Scale has the right to acquire within 60 days of 12/31/08 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported options for the benefit of BAV. BAV is entitled to the shares issued upon exercise of the option. The managing member disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Page 3 of 10 pages

CUSIP No.	44984A105

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Kate Mitchell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	US

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,561,009*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,561,009*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,561,009*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Shares are held of record by Bank of America Ventures (BAV) and BankAmerica Investment Corporation (BAIC). Bank America Corporation (BAC) is the parent of BAV and BAIC. Under the terms of an investment management agreement between Scale Management, LLC (Scale), BAC and BAV, Scale manages the investments of the shares of the issuer held of record by BAV and BAIC and, therefore, may be deemed to have beneficial ownership of such shares. Scale disclaims beneficial ownership of such shares. The Reporting Person is a Managing Member of Scale and disclaims beneficial ownership of all shares reported herein except to the extent of her proportionate pecuniary interest therein. Includes 9,792 shares one of the managing members of Scale has the right to acquire within 60 days of 12/31/08 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported options for the benefit of BAV. BAV is entitled to the shares issued upon exercise of the option. The managing member disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Page 4 of 10 pages

CUSIP No.	44984A105

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Rory O’Driscoll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	US

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,561,009*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,561,009*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,561,009*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Shares are held of record by Bank of America Ventures (BAV) and BankAmerica Investment Corporation (BAIC). Bank America Corporation (BAC) is the parent of BAV and BAIC. Under the terms of an investment management agreement between Scale Management, LLC (Scale), BAC and BAV, Scale manages the investments of the shares of the issuer held of record by BAV and BAIC and, therefore, may be deemed to have beneficial ownership of such shares. Scale disclaims beneficial ownership of such shares. The Reporting Person is a Managing Member of Scale and disclaims beneficial ownership of all shares reported herein except to the extent of his proportionate pecuniary interest therein. Includes 9,792 shares one of the managing members of Scale has the right to acquire within 60 days of 12/31/08 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported options for the benefit of BAV. BAV is entitled to the shares issued upon exercise of the option. The managing member disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Page 5 of 10 pages

CUSIP No.	44984A105

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Mark Brooks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	US

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,561,009*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,561,009*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,561,009*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Shares are held of record by Bank of America Ventures (BAV) and BankAmerica Investment Corporation (BAIC). Bank America Corporation (BAC) is the parent of BAV and BAIC. Under the terms of an investment management agreement between Scale Management, LLC (Scale), BAC and BAV, Scale manages the investments of the shares of the issuer held of record by BAV and BAIC and, therefore, may be deemed to have beneficial ownership of such shares. Scale disclaims beneficial ownership of such shares. The Reporting Person is a Managing Member of Scale and disclaims beneficial ownership of all shares reported herein except to the extent of his proportionate pecuniary interest therein. Includes 9,792 shares one of the managing members of Scale has the right to acquire within 60 days of 12/31/08 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported options for the benefit of BAV. BAV is entitled to the shares issued upon exercise of the option. The managing member disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Page 6 of 10 pages

Item 1.
(a)	Name of Issuer IPC The Hospitalist Company, Inc.

(b)	Address of Issuer’s Principal Executive Offices 4605 Lankershim Blvd., Suite 617 North Hollywood, CA 91602
Item 2.
(a)	Name of Person Filing Scale Management, LLC; Louis C. Bock; Kate Mitchell; Rory O’ Driscoll and Mark Brooks

(b)	Address of Principal Business Office or, if none, Residence
     Scale Management, LLC:          950 Tower Lane, Suite 700, Foster City, CA 94404
     Louis C. Bock:          950 Tower Lane, Suite 700, Foster City, CA 94404
     Kate Mitchell:           950 Tower Lane, Suite 700, Foster City, CA 94404
     Rory O’Driscoll:        950 Tower Lane, Suite 700, Foster City, CA 94404
Mark Brooks: 950 Tower Lane, Suite 700, Foster City, CA 94404
(c)	Citizenship Scale Management, LLC is organized in California. Each of Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks are US citizens.
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 44984A105
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Page 7 of 10 pages

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

	Scale Management, LLC	1,561,009	(1)
	Louis C. Bock	1,561,009	(1)
	Kate Mitchell	1,561,009	(1)
	Rory O’Driscoll	1,561,009	(1)
	Mark Brooks	1,561,009	(1)

(b)	Percent of Class:

	Scale Management, LLC	9.7%
	Louis C. Bock	9.7%
	Kate Mitchell	9.7%
	Rory O’Driscoll	9.7%
	Mark Brooks	9.7%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:

	(ii) Shared power to vote or to direct the vote:

	Scale Management, LLC	1,561,009	(1)
	Louis C. Bock	1,561,009	(1)
	Kate Mitchell	1,561,009	(1)
	Rory O’Driscoll	1,561,009	(1)
	Mark Brooks	1,561,009	(1)

	(iii) Sole power to dispose or to direct the disposition of:

	(iv) Shared power to dispose or to direct the disposition of:

	Scale Management, LLC	1,561,009	(1)
	Louis C. Bock	1,561,009	(1)
	Kate Mitchell	1,561,009	(1)
	Rory O’Driscoll	1,561,009	(1)
	Mark Brooks	1,561,009	(1)

(1)	Shares are held of record by Bank of America Ventures (BAV) and BankAmerica Investment Corporation (BAIC). Bank America Corporation (BAC) is the parent of BAV and BAIC. Under the terms of an investment management agreement between Scale Management, LLC (Scale), BAC and BAV, Scale manages the investments of the shares of the issuer held of record by BAV and BAIC and, therefore, may be deemed to have beneficial ownership of such shares. Scale disclaims beneficial ownership of such shares. The Reporting Person is a Managing Member of Scale and disclaims beneficial ownership of all shares reported herein except to the extent of her proportionate pecuniary interest therein. Includes 9,792 shares one of the managing members of Scale has the right to acquire within 60 days of 12/31/08 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported options for the benefit of BAV. BAV is entitled to the shares issued upon exercise of the option. The managing member disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Page 8 of 10 pages

Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of a Group Not Applicable

Item 10.	Certification Not applicable
[SIGNATURE]
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2009

SCALE MANAGEMENT, LLC

By:	/s/ Mark Brooks
Name: Mark Brooks
Title: Manager

By:	/s/ Louis C. Bock	By:	/s/ Kate Mitchell
	Name: Louis C. Bock		Name: Kate Mitchell

By:	/s/ Rory O’Driscoll	By:	/s/ mark Brooks
	Name: Rory O’Driscoll		Name: Mark Brooks
EXHIBITS
A: Joint Filing Agreement

Page 9 of 10 pages

EXHIBIT A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of IPC The Hospitalist Company, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 11th day of February, 2009.

SCALE MANAGEMENT, LLC

By:	/s/ Mark Brooks
Name: Mark Brooks
Title: Manager

By:	/s/ Louis C. Bock	By:	/s/ Kate Mitchell
	Name: Louis C. Bock		Name: Kate Mitchell

By:	/s/ Rory O’Driscoll	By:	/s/ Mark Brooks
	Name: Rory O’Driscoll		Name: Mark Brooks

Page 10 of 10 pages